Exhibit 99.15

Akumin Inc. Announces First Quarter 2019 Financial Results

May 15, 2019 – Toronto, ON – Akumin Inc. (TSX: AKU, AKU.U) (“Akumin” or the “Corporation”) announced today its financial results for the quarter -ended March 31, 2019 (“Q1 Fiscal 2019”, respectively).

Summary Consolidated Financial Results (in thousands, except for per share amounts)

	3-month period ended Mar. 31, 2019	3-month period ended Mar. 31, 2018
RVUs	1,066	666
Revenue	47,551	33,425
EBITDA (1)	12,044	4,704
Adjusted EBITDA (1)	9,251	6,807
EPS –Diluted	0.03	0.02
Adjusted EPS – Diluted (1)	0.05	0.05

(1)	See “Non-IFRS Measures” below.

Commenting on the Q1 Fiscal 2019 financial results, Riadh Zine, President and Chief Executive Officer of the Corporation, said, “The quarter ending March 31, 2019 represents another fiscal quarter of financial performance in-line with management’s expectation, including revenue of $47.6 million and Adjusted EBITDA of $9.3 million.

“Akumin’s volume in Q1 Fiscal 2019 was approximately 1,066,000 RVUs, compared to approximately 666,000 RVUs in Q1 Fiscal 2018, an increase of 60%. On a same-center volume basis, RVUs increased by 8% compared to Q1 Fiscal 2018. The Corporation reports the volume of procedures performed in its diagnostic imaging centers based on relative-value units, or RVUs, instead of the number of procedures. RVUs are a standardized measure of value used in the U.S. Medicare reimbursement formula for physician services which provides weighting to distinguish the complexity of different procedures.

“As previously announced, the Corporation entered into purchase agreements to acquire 21 imaging centers in Florida and exclusive management rights over 6 imaging centers in Georgia. This transaction and the related financing are expected to close in Q2 2019, and will strengthen our position in one of our key markets, Florida, as well as provide a platform for expansion into Georgia.”

Akumin would like to remind interested parties of the Corporation’s First Quarter Fiscal 2019 Financial Results Call, to be held today from 8:30 a.m. to 9:00 a.m. Eastern Time. To access the conference call, dial toll-free in Canada or the U.S. 888-231-8191 or, for international callers, 647-427-7450. Participants are asked to connect at least 10 minutes prior to the beginning of the call to ensure participation.

Unless otherwise indicated, all amounts are expressed in U.S. dollars. Certain metrics, including those expressed on an adjusted or comparable basis, are non-IFRS measures. See “Non-IFRS Measures” and “Selected Consolidated Financial Information” of this press release for further details. The Corporation’s consolidated financial statements for Fiscal 2018 and related management’s discussion and analysis are available under Akumin’s profile on SEDAR (www.sedar.com).

About Akumin

Akumin is a leading provider of freestanding, fixed-site outpatient diagnostic imaging services in the United States with a network of owned and/or operated imaging centers located in Florida, Texas, Pennsylvania, Delaware, Illinois and Kansas. By combining our clinical expertise with the latest advances in technology and information systems, our centers provide physicians with imaging capabilities to facilitate the diagnosis and treatment of diseases and disorders and may reduce unnecessary invasive procedures, minimizing the cost and amount of care for patients. Our imaging procedures include MRI, CT, positron emission tomography (PET), ultrasound, diagnostic radiology (X-ray), mammography, and other interventional procedures.

Non-IFRS Measures

This press release makes reference to certain non-IFRS measures. These non-IFRS measures are not recognized measures under the International Financial Reporting Standards (“IFRS”) and do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these non-IFRS measures are provided as additional information to complement those IFRS measures by providing further understanding of our results of operations from management’s perspective. Accordingly, these non-IFRS measures should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. We use non-IFRS financial measures, including “EBITDA”, “Adjusted EBITDA”, “Adjusted EBITDA Margin” and “Adjusted net income (loss) attributable to shareholders of Akumin”. These non-IFRS measures are used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers. Our management uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts, and to determine components of management compensation. Definitions and reconciliations of non-IFRS measures to the relevant reported measures can be found in our Management’s Discussion and Analysis dated May 14, 2019 available at www.sedar.com.

We define such non-IFRS measures as follows:

“EBITDA” means net income (loss) attributable to shareholders of the Corporation before interest expense (net), income tax expense (recovery) and depreciation and amortization.

“Adjusted EBITDA” means EBITDA, as further adjusted for stock-based compensation, impairment of property and equipment, provisions for certain credit losses, settlement costs, provisions, acquisition-related and public offering costs, gains (losses) in the period, one-time adjustments and IFRS 16 impact on leases.

“Adjusted EBITDA Margin” means Adjusted EBITDA divided by the revenue in the period.

“Adjusted net income (loss) attributable to shareholders of Akumin” means Adjusted EBITDA less depreciation and amortization and interest expense (excluding IFRS 16 impact on depreciation and interest expense), taxed at Akumin’s estimated effective tax rate, which is a blend of U.S. federal and state statutory tax rates for Akumin for the period.

Forward-Looking Information

Certain information in this press release constitutes forward-looking information. In some cases, but not necessarily in all cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “is positioned”, “estimates”, “intends”, “assumes”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by Akumin as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the factors described in greater detail in the “Risk Factors” section of our Annual Information Form dated March 28, 2019, which is available at www.sedar.com. These factors are not intended to represent a complete list of the factors that could affect Akumin; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this press release are made as of the date of this press release, and Akumin expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.

For further information:

Riadh Zine

President and Chief Executive Officer

416-613-1391

< Financial tables follow. >

Selected Consolidated Financial Information

(in thousands)	Three-month period ended Mar 31, 2019	Three-month period ended Mar 31, 2018
Service fees – net of allowances and discounts	46,955	32,863
Other revenue	596	562

Revenue	47,551	33,425

Employee compensation	17,803	11,345
Reading fees	6,987	4,658
Rent and utilities	1,892	3,459
Third party services and professional fees	3,553	2,916
Administrative	2,711	1,985
Medical supplies and other expenses	1,467	1,303
Depreciation and amortization	6,130	2,108
Stock-based compensation	1,018	1,617
Interest expense	3,469	1,340
Impairment of property and equipment	—	187
Settlement costs (recoveries)	(1,217)	53
Acquisition related costs	786	177
Public offering costs	—	104
Financial instruments revaluation and other (gains) losses	57	(35)

Income before income taxes	2,895	2,208

Income tax provision	276	96
Non-controlling interests	450	952

Net income attributable to shareholders of Akumin	2,169	1,160

Adjusted EBITDA (in thousands)	Three-month period ended Mar 31, 2019	Three-month period ended Mar 31, 2018
Revenue	47,551	33,425

Less:
Employee compensation	17,803	11,345
Reading fees	6,987	4,658
Rent and utilities	1,892	3,459
Third party services and professional fees	3,553	2,916
Administrative	2,711	1,985
Medical supplies and other expenses	1,467	1,303
IFRS 16 impact on leases	3,437	—
Sub-total	37,850	25,666
Non-controlling interests	450	952

Adjusted EBITDA	9,251	6,807

Adjusted EBITDA Margin	19%	20%

Reconciliation of Non-IFRS Measures

(in thousands)	Three-month period ended Mar 31, 2019	Three-month period ended Mar 31, 2018
Net income attributable to shareholders of Akumin	2,169	1,160

Income tax provision	276	96
Depreciation and amortization	6,130	2,108
Interest expense	3,469	1,340

EBITDA	12,044	4,704

Adjustments:
Stock-based compensation	1,018	1,617
Impairment of property and equipment	—	187
Settlement costs (recoveries)	(1,217)	53
Acquisition-related costs	786	177
Public offering costs	—	104
Financial instruments revaluation and other (gains) losses	57	(35)

Sub-total	12,688	6,807

IFRS 16 impact on leases	(3,437)	—

Adjusted EBITDA	9,251	6,807

Revenue	47,551	33,425

Adjusted EBITDA Margin	19%	20%

Adjusted EBITDA	9,251	6,807

Less:
Depreciation and amortization	6,130	2,108
Interest expense	3,469	1,340
Add:
IFRS 16 impact on depreciation and interest expense	4,591	—
Sub-total	4,243	3,359
Effective tax rate (1)	24.3%	24.7%
Tax effect	1,029	830

Adjusted net income attributable to shareholders of Akumin	3,214	2,529

(1)	Effective tax rate is the U.S. federal and state blended statutory tax rate estimated for Akumin for the period.